March 2, 2007


By facsimile to (713) 228-1331 and U.S. Mail


Mr. Timothy E. Vail
President and Chief Executive Officer
Synthesis Energy Systems, Inc.
6330 West Loop South, Suite 300
Houston, TX 77401

Re:	Synthesis Energy Systems, Inc.
	Registration Statement on Form SB-2
	Filed January 31, 2007
File No. 333-140367

Dear Mr. Vail:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Registration Statement`s Facing Page

1. Since Synthesis Energy Systems, Inc. or SES is relying on Rule
415
of Regulation C under the Securities Act for the securities being offered for resale, add a Rule 415 box to the form. See telephone interpretation 36 in section D. of our July 1997 "Manual of Publicly
Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov.

Prospectus Cover Page

2. We note that you intend that selling shareholders may sell at market prices. Please note that unless there is an established trading market for securities, shares resold by stockholders in a public offering must sell at fixed price or range until such time as a market is established. We do not consider the Pink Sheets as an established trading market for this purpose, although quotation on OTCBB would serve this purpose. Therefore, please fix a price or a price range for resales under this registration statement and disclose it on your cover page. If you intend to contact a sponsor for quotation on OTCBB, please make this clear. If that is the case, you may also say that selling shareholders will sell at the fixed price or within the fixed range until the shares are quoted on the OTCBB, and that shareholders may thereafter sell at prevailing market prices or privately negotiated prices.

Forward Looking Statements, page 2

3. Move this section so that it follows the summary and risk factors sections. See Item 503(c)(2) of Regulation S-B.

4. Since SES is not subject to the reporting requirements of section
13(a) or section 15(d) of the Exchange Act and the registration statement in essence relates to an initial public offering, SES is ineligible to rely on the safe harbor provision for forward-looking statements. See section 27A(b)(2)(D) of the Securities Act and section 21E(b)(2)(D) of the Exchange Act. Delete the phrase "within the meaning of Section 27A of the Securities Act of 1933, as amended
(the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")." Alternatively, state explicitly that SES is ineligible to rely on the safe harbor provision for forward-looking statements.

We may require additional funding..., page 3

5. Quantify the known or estimated amount of additional capital that
SES will need to implement its business plan and strategies. We note the disclosures on pages 20 and 23 that SES has agreed to contribute
$9.3 million in capital for its ownership shares in the cooperative joint venture contract with Shandong Hai Hua Coal & Chemical Company
Ltd. and that the projected construction cost of the joint venture`s plant is $24 million.

We may have a contingent liability..., page 8

6. We note that you contemplate that resales of outstanding shares may be made pursuant to Rule 144. Disclosure here and elsewhere indicates that Tamborine Holdings, Inc. was a shell company trading on the Pink Sheets before its April 15, 2005 merger with Synthesis Energy Holdings, Inc., a private company. Our view is that both before and after the transaction promoters or affiliates and their transferees are underwriters of the securities issued. Our view also is that Rule 144 would be unavailable for resale transactions in this situation, regardless of technical compliance with the rule. See our
Worm no-action letter, publicly available January 21, 2000. As appropriate, revise the disclosure in the registration statement to make clear that:

* Promoters or affiliates and their transferees are underwriters of the securities issued.

* Rule 144 is unavailable for resale transactions in this situation.

7. We note that you intend to contact all stockholders who purchased shares in your May 2005 and August 2006 private placements and offer to rescind those sales. Please clarify what your exposure would be if all of the holders accepted this offer. Please also tell us what consideration you have given to whether this rescission offer would be registered under the Securities Act.

Our common stock may be subject to the "penny stock" rules..., page
11

8. Since SES` common stock is not traded on a national securities exchange or listed on an automated quotation system sponsored by a registered national securities association, SES` common stock is a penny stock. See Rule 3a51-1 under the Exchange Act, and revise.

Plan of Operations, page 23

9. Please expand your discussion to quantify the amounts you expect to spend during the next twelve months to advance and complete the development of the current and future projects you disclose.
Also,
please quantify the amount of debt financing you are seeking. In addition, please discuss how long you believe you can satisfy your cash requirements and disclose the amount of additional funds you believe you will have to raise in the next twelve months.

10. To the extent applicable, discuss any off-balance sheet arrangements, as required by Item 303(c) of Regulation S-B.

Selling Stockholders, page 24

11. We note the disclosure in footnote (6) to the table that SES plans to include six million shares of common stock that are eligible for trading on the Pink Sheets and will include the names of the selling stockholders in an amendment to the registration statement.
Allow us sufficient time to review the amended disclosure before requesting acceleration of the registration statement`s effectiveness.

12. For shares to be offered for resale by each of ATC Trustees, MD
Investments, Silo Investments and Zahaca Enterprises, disclose the natural person or persons who exercise the sole or shared voting and dispositive powers for the shares to be offered by that stockholder.

13. Describe briefly how each selling stockholder acquired the securities being offered for resale.

14. State any position, office, or other material relationship that each selling stockholder has had within the past three years with SES or any of its predecessors or affiliates and any such continuing relationship. See Item 507 of Regulation S-B.

15. If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, SES must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

16. If a selling stockholder is a broker-dealer`s affiliate, include disclosure that this broker-dealer`s affiliate:

* Purchased the securities to be resold in the ordinary course of business.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If SES is unable to make the representations noted above in the prospectus, SES must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

17. Disclose that SES will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.

Description of Common Stock, page 38

18. Delete in the first paragraph the qualification of the description to documents outside the prospectus. The qualification is permitted under Rule 411(a) of Regulation C under the Securities
Act only where a summary of a particular document is required or contemplated by the form.

Changes in and Disagreements with Accountants, page 40

19. We note you provided disclosures pursuant to Item 304 of Regulation S-B. Please provide a letter from your former auditor, as required by Item 304(a)(3) of Regulation S-B, or tell us why it is not required.

Legal Matters, page 40

20. Include the address of counsel giving the legal opinion.  See
Schedule A(23) to the Securities Act.

Undertakings

21. Include the second paragraph of the undertaking required by Item
512(e) of Regulation S-B.

Financial Statements, page F-1

General

22. Please revise your Form SB-2 to include unaudited interim financial statements and related disclosures for the period ended
December 31, 2006 as required by Item 310(g) of Regulation S-B.

Consolidated Statements of Stockholders` Equity, pages F-5 and F-
21

23. Please revise your annual and interim statements of equity to include the number of shares issued for cash and other consideration, as required by paragraph 11(d) of SFAS 7.

Note 1 - Summary of Significant Accounting Policies, (a)
Organization
and description of business, page F-7

24. Please help us understand how you determined that the merger between a wholly owned subsidiary of Tamborine Holdings, Inc. and Synthesis Energy Holdings, Inc. is a business combination under SFAS
141. Based on your description of this transaction, it appears to us that it is a merger of an operating company into a non-operating shell company and is outside the scope of SFAS 141. It appears to us that this transaction is, in substance, a capital transaction and is equivalent to Synthesis Energy Holdings, Inc. issuing stock for the net monetary assets of Tamborine Holdings, Inc, accompanied by a recapitalization. Please advise or clarify your disclosures accordingly.

25. Please tell us the ownership interests of Synthesis Energy
Systems, Inc., International Hydrogen Technologies, Inc.,
Innovative
Engines, Inc., and Synthesis Energy Systems, LLC prior to the restructuring that formed Synthesis Florida and demonstrate that these entities were under common control for all periods presented.

Note 9 - Commitment and Contingencies, Tamborine merger related representations and warranties, page F-13

26. We note your disclosures regarding potential violations of securities laws. Please quantify the dollar amount of securities that could be subject to a rescission offer, and the related potential damages, or explain to us why you are unable to do so. Please clarify whether you have initiated a rescission offer and explain the specific nature of your "contact" with the private placement stockholders. Since shares subject to a rescission offer may be required to be redeemed in cash based on factors outside your control, you are required to evaluate and substantiate your current presentation of these shares in permanent equity rather than temporary equity. If you have not initiated a rescission offer, your classification should be based on the probability that a shareholder would pursue rescission and would prevail in asserting a right of action against you for rescission based on the criteria in SFAS 5. If you conclude that you meet the requirements of SFAS 5, you should reclassify shares subject to a "probable" rescission to temporary equity. If you conclude that don`t meet the requirements of SFAS 5, you should explain your conclusion and the factors that support it.
If you have initiated a rescission offer, you should reclassify all shares subject to rescission outside of permanent equity until the offer has terminated.

Note 10 -Shareholders equity, page F-15

27. Please help us understand the facts and circumstances related to the surrender of 4,352,500 shares of your common stock during the year ended June 30, 2006, including when, to whom and for what they were originally issued.

Note 3 - Intangible Asset, page F-27

28. Please tell us how you determined the value assigned to your restricted shares issued as part of the consideration for the amended and restated license agreement with GTI, including if and how you considered the cash price related to the private placement in August
2006.

Exhibit Index

29. Expand the disclosure under the asterisk to indicate that the omitted portions of the exhibits subject to the confidential treatment application are filed separately with the Commission.

Exhibit 10.1

30. We note that the exhibit is the April 4, 2005 amended and restated agreement and plan of merger among Tamborine Holdings, Inc.,
SES Acquisition Corporation, Synthesis Energy Holdings, Inc., and the
Shareholders of Synthesis Energy Holdings, Inc. Item 601(b)(2) of Regulation S-B permits omission of schedules or attachments if they are listed in the index and provided to the Commission upon request.
Please refile the exhibit to include a list of the omitted schedules or attachments.

Exhibit 10.7

31. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file schedule 2 to the exhibit, please refile the exhibit in its entirety.


Exhibits 10.3 and 10.6

32. We note that you submitted an application for confidential treatment. We intend to process concurrently the application and the registration statement. Before requesting acceleration of the registration statement`s effectiveness, you must resolve any issue concerning the application and file publicly the portions for which you are not requesting confidential treatment.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, SES may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SES thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SES and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SES requests acceleration of the registration statement`s effectiveness, SES should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SES from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SES may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.


	The Commission`s Division of Enforcement has access to all information that SES provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





					     Pamela A. Long
					     Assistant Director

cc:	Robert G. Reedy, Esq.
	Porter & Hedges, L.L.P.
	1000 Main Street, 36th Floor
	Houston, TX 77002



Mr. Timothy E. Vail
March 2, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE